
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                              (AMENDMENT NO. __)(1)

                      WASHINGTON GROUP INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    938862208
                                 (CUSIP Number)

                                JANUARY 26, 2002
             (Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE
IS FILED:

        [X]    RULE 13D-1(b)
        [ ]    RULE 13D-1(c)
        [ ]    RULE 13D-1(d)






------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
    Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------------------------------------------------------------------------
CUSIP NO. 938862208                           13G                           PAGE 2 OF 11 PAGES
-----------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         James B. Rubin
         Resurgence Asset Management, L.L.C. (1)
-----------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [ ]
-----------------------------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------------------------
                                 5     SOLE VOTING POWER
             NUMBER                    1,230,555 (1)
                                ---------------------------------------------------------------
           OF SHARES             6     SHARED VOTING POWER

          BENEFICIALLY                 -0-
                                ---------------------------------------------------------------
            OWNED BY             7     SOLE DISPOSITIVE POWER

              EACH                     1,230,555 (1)
                                ---------------------------------------------------------------
           REPORTING             8     SHARED DISPOSITIVE POWER

          PERSON WITH                  -0-
-----------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,230,555 (1)
-----------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [X]
-----------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.9%
-----------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IA
-----------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------------------------------------

(1) Resurgence Asset Management, L.L.C. ("RAM") exercises voting and dispositive power over the Issuer's securities solely in RAM's capacity as the general partner and/or sole investment advisor of M.D. Sass Corporate Resurgence
    Partners, L.P., M.D. Sass Corporate Resurgence Partners II, L.P., M.D. Sass
    Corporate Resurgence Partners III, L.P. ("Resurgence I, II and III", respectively), and the Resurgence Asset Management, L.L.C. Employment
    Retirement Plan (the "Plan"). Accordingly, RAM may be deemed to share voting and dispositive power with Resurgence I, II and III and the Plan. Mr. James
    B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of RAM. In addition, funds which have invested side by side with funds managed by RAM and RAMI (as defined on the next page) beneficially own an additional 34,148 shares of Issuer's Common
    Stock in the aggregate.


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CUSIP NO. 938862208                           13G                           PAGE 3 OF 11 PAGES
-----------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         James B. Rubin
         Resurgence Asset Management International, L.L.C. (1)
-----------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [ ]
-----------------------------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------------------------
                                 5     SOLE VOTING POWER
             NUMBER
                                       271,833 (1)
           OF SHARES            ---------------------------------------------------------------
                                 6     SHARED VOTING POWER
          BENEFICIALLY
                                       -0-
            OWNED BY            ---------------------------------------------------------------
                                 7     SOLE DISPOSITIVE POWER
              EACH
                                       271,833 (1)
           REPORTING            ---------------------------------------------------------------
                                 8     SHARED DISPOSITIVE POWER
          PERSON WITH                  -0-
-----------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         271,833 (1)
-----------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         |X|
-----------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.1%
-----------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IA
-----------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------------------------------------

(1) Resurgence Asset Management International, L.L.C. ("RAMI") exercises voting and dispositive power over the Issuer's securities solely in RAMI's capacity as sole special shareholder of and sole investment advisor of M.D. Sass Corporate Resurgence International, Ltd. Accordingly, RAMI may be deemed to share voting and dispositive power with M.D. Sass Corporate Resurgence Partners International Ltd. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of RAMI. In addition, funds which have invested side by side with funds managed by RAM and RAMI beneficially own an additional 34,148 shares of Issuer's Common Stock in the aggregate.



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CUSIP NO. 938862208                           13G                           PAGE 4 OF 11 PAGES
-----------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         James B. Rubin
         Re/Enterprise Asset Management, L.L.C. (1)
-----------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [ ]
-----------------------------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------------------------
                                 5     SOLE VOTING POWER
             NUMBER
                                       718,708 (1)
           OF SHARES            ---------------------------------------------------------------
                                 6     SHARED VOTING POWER
          BENEFICIALLY                 -0-
                                ---------------------------------------------------------------
            OWNED BY             7     SOLE DISPOSITIVE POWER

              EACH                     718,708 (1)
                                ---------------------------------------------------------------
           REPORTING             8     SHARED DISPOSITIVE POWER

          PERSON WITH                  -0-
-----------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         718,708 (1)
-----------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [ ]
-----------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.9%
-----------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IA
-----------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------------------------------------

(1) Re/Enterprise Asset Management L.L.C. ("REAM") exercises voting and dispositive power over the Issuer's securities (a) as the sole investment advisor to two employee pension plans, (b) as general partner and sole investment advisor of M.D. Sass Re/Enterprise Portfolio Company, L.P.
    ("Enterprise") and M.D. Sass Re/Enterprise II, L.P. ("Enterprise II") and
    (c) a separately managed account (the "Account"). Accordingly, REAM may have been deemed to share voting and dispositive power with each of the pension plans, Enterprise and Enterprise II and the Account. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of REAM.


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CUSIP NO. 938862208                           13G                           PAGE 5 OF 11 PAGES

ITEM 1(a).     NAME OF ISSUER:

               Washington Group International, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               720 Park Boulevard
               Boise, Idaho  83712

ITEM 2(a)      NAME OF PERSON FILING:

               Resurgence Asset Management, L.L.C. ("RAM")
               Resurgence Asset Management International, L.L.C. ("RAMI")
               Re/Enterprise Asset Management, L.L.C. ("REAM")

               (Each person listed above is a "Reporting Person" and collectively "Reporting Persons")

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               10 New King Street
               White Plains, New York  10604

ITEM 2(c)      CITIZENSHIP:

               Delaware

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e)      CUSIP NUMBER:

               938862208



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CUSIP NO. 938862208                           13G                           PAGE 6 OF 11 PAGES
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ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b)
               OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

               (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act;

               (d) [ ]  Investment company registered under Section 8 of the
                        Investment Company Act

               (e) [X]  An investment advisor in accordance with Rule
                        13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G)

               (g) [ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G)

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.        OWNERSHIP.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

               (a) AMOUNT BENEFICIALLY OWNED:

               See Item 9 of each cover page. As of February 12, 2003, the
               Reporting Persons beneficially owned an aggregate of 2,221,096 shares of the Common Stock, par value $.01 par share, of the Issuer, representing 8.9% in the aggregate of the total outstanding Common Stock. Approximately 15,649 of these shares were beneficially owned pursuant to currently exercisable warrants.


               (b) PERCENT OF CLASS:

               The percentages in Row 11 of each cover page are based on 25,000,000 shares of Common Stock that were outstanding as of September 27, 2002, as reported in the Issuer's Form 10-Q filed on September 27, 2002, plus, for each of the Reporting Persons, the number of shares of Common Stock issuable upon exercise of such Reporting Person's warrants.



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CUSIP NO. 938862208                           13G                           PAGE 7 OF 11 PAGES

               (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                             See Item 5 of each cover page and Item 4(a) above.

                     (ii)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                             See Item 6 of each cover page and Item 4(a) above.

                     (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                             OF

                             See Item 7 of each cover page and Item 4(a) above.

                     (iv)    SHARED POWER TO DISPOSE OR TO DIRECT THE
                             DISPOSITION OF

                             See Item 8 of each cover page and Item 4(a) above.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               See footnotes to each cover page.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.



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CUSIP NO. 938862208                           13G                           PAGE 8 OF 11 PAGES

ITEM 10.       CERTIFICATIONS.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 12, 2003

                               RESURGENCE ASSET MANAGEMENT, L.L.C.


                               By:     /s/James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer

                               RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.


                               By:     /s/James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer

                               RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.


                               By:     /s/James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer





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CUSIP NO. 938862208                           13G                           PAGE 9 OF 11 PAGES

                          EXHIBIT INDEX TO SCHEDULE 13G
                      WASHINGTON GROUP INTERNATIONAL, INC.

EXHIBIT 1

Agreement between Resurgence Asset Management, L.L.C. ("RAM"), Resurgence Asset
Management International, L.L.C. ("RAMI") and Re/Enterprise Asset Management
L.L.C. ("REAM").

EXHIBIT 2

Disclaimer of beneficial ownership by RAM, RAMI and REAM.


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CUSIP NO. 938862208                           13G                           PAGE 10 OF 11 PAGES
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                                    EXHIBIT 1

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

Each of the undersigned hereby affirms that it is individually eligible to use
Schedule 13G, and agrees that this Schedule 13G is filed on its behalf.

Dated: February 12, 2003

                               RESURGENCE ASSET MANAGEMENT, L.L.C.


                               By:     /s/ James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer

                               RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.


                               By:     /s/ James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer

                               RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.


                               By:     /s/ James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer





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CUSIP NO. 938862208                           13G                           PAGE 11 OF 11 PAGES

                                    EXHIBIT 2

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this Schedule 13G shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Dated: February 12, 2003

                               RESURGENCE ASSET MANAGEMENT, L.L.C.


                               By:     /s/ James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer

                               RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.


                               By:     /s/ James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer

                               RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.


                               By:     /s/ James B. Rubin
                                  ----------------------------------------------
                                  James B. Rubin, Co-Chairman and
                                  Chief Investment Officer